WWW.COHERE.NETWORK

cohere



live freely

CONSCIOUS COHABITATION


Cohere is a **member-owned** network of **conscious co-living communities** that provide the **flexibility of renting** and the **value of owning.**



OPPORTUNITY

The **pandemic** has radically **shifted** the way people **live, work** and **travel.**

Travel as a Lifestyle

Nearly 40% of people now consider travel a part of their lifestyle rather than a one-off activity

Work from Anywhere

More than half of the workforce are working remotely at least part of the time; 70% estimated by 2025

Seeking Connection

Nearly half of travelers (47%) say that who they're with and what they do together is more important than where they go and what they see

Staying Longer

The percentage of long-term stays on Airbnb nearly doubled since the pandemic

Source: Airbnb Report on Travel & Living, May 2021

SOLUTION

Co-living spaces for remote workers seeking a higher quality of life, deeper connection to community and frictionless collaboration.

Live Freely

Members travel freely between a continually evolving network of co-living communities while gaining equity that goes with them, wherever their journey takes them

Work Remotely

Our spaces and programming are designed to provide the perfect balance of facilitation and flow to support individuals and teams in gaining greater trust and deeper coherence

Thrive Together

Global communities of values-aligned members, supported by resilient buildings, integrated food production, wellness practitioners, facilitators and coaches

MARKET TRENDS

Modern culture is trending toward nature-based, values-driven, and community-oriented lifestyles.

Urban Exodus

Young adults are moving out of cities 20 percent over normal rates since the start of the pandemic

Digital Nomads

Around 15.5 million Americans identify as digital nomads, an increase of 323% from 2018

Back to Nature

Forty-one percent of people are interested in leaving a city to live in remote rural areas

Slow Travel

Forty-two percent of consumers say they will take more longer-stay travel after the pandemic

MARKET SIZE

Co-Living
Global Market
$14 bn

Digital Nomads
Global Purchasing Power
$787 bn

Co-Working
Global Market
$8 bn

FACILITIES

Built for coherence

Our spaces have been intelligently designed with the modern lifestyle in mind. Cozy private suites blended with spacious communal areas provide the perfect balance between privacy and community.

↳ Designed to facilitate collaboration and productivity
↳ Resiliently built single- and multi-occupancy homes
↳ Community lounge areas, workspaces and dining area
↳ Spacious private suites with cozy bedrooms
↳ Integrated organic food production systems
↳ Flowspaces for movement and wellness
↳ Seamless indoor-outdoor integration



BUSINESS MODEL

An **omni-win** model that supports the **mutual thriving** of **people** and **planet.**

Through our equitable financial model, members are also stakeholders in the success of the company.

Cohabitation	Membership	Affiliates
$400 - $4k monthly rate	$30 monthly dues	5-8% commission rate



GROWTH STRATEGY

Recurring subscriptions provide the financial stability to safely scale.

Recurring Revenue : Memberships

Revenues generated from recurring memberships and occupancy fees from member stays provide a solid foundation for growth

Sustained Growth : Affiliates

To provide substantial value to our members, we are developing a network of values-aligned brands, product partners and experience providers, in which we receive a modest transactional fee

Exponential Scale : Franchises

Through strategic partnerships with existing retreat centers, ecovillages and co-living facilities, we are able to expand our reach while supporting these property owners with a proven business model

MARKET ANALYSIS

The **flexibility of renting**, the **value of owning.**

	cohere	Mortgage	Rental	Co-living	Timeshare	REIT
Investment opportunity	✓	✓	✗	✗	✗	✓
Ease of liquidity	✓	✗	✗	✗	✗	✗
Flexible terms	✓	✗	✓	✓	✗	✗
Access to community	✓	✗	✗	✓	✗	✗
Co-working and collaboration	✓	✗	✗	✗	✗	✗
Access to amenities	✓	✗	✗	✓	✓	✗
Tax incentives	✓	✓	✗	✗	✗	✓

LEADERSHIP TEAM

United by **purpose**, guided by **compassion**, and driven by **passion.**



Dakotah Apostolou

Chief Executive Officer

Frank Lloyd Wright trained architect committed to developing villages that restore the health of the ecosystem and our communities



Joshua Burtnett

Chief Strategy Officer

Systems engineer and polymath focused on developing abundance through sustainable, balanced and highly scalable solutions



Devin Lyttle

Chief Experience Officer

Systems designer, visual storyteller and brand strategist committed to creating elegantly simple solutions to the complex issues of our time



INVESTMENT OPPORTUNITY

A **secure investment** in a distributed network of **real estate** assets.

Capital Raise

↳ Initial capital requirements: **$3 million**

Use of Funds

↳ Land acquisition
↳ Development of facilities and infrastructure
↳ Member onboarding and integration
↳ Coherence Experiences and Impact Incubators
↳ Storytelling, marketing and media production
↳ Operations, technology and professional services

Exit Opportunity

↳ Structured exit through token redemption
↳ Liquidity through securities trading platforms
↳ Issuance of commodity-backed stable coin

INVESTMENT TERMS



A simple process that combines compliant deal structures with the latest DeFi innovations.

Continuous Offering
Investors buy shares in the company, at any time, through a Continuous Securities Offering

Security Token
Pro rata shares are tokenized and stored on the blockchain, providing transparency and regulatory compliance

Token Redemption
A percentage of profits are allocated to buy back securities tokens over a predetermined schedule

Return on Investment
A structured exit ensures that investors receive liquidity in advance of a traditional exit event



REASONS TO INVEST

The stability of real estate, the returns of crypto and the liquidity of cash.

Store of Value

With increasing market instability and hyper-inflation, investing in a continually expanding network of real estate assets provides a historically stable store of value

Dynamic Returns

As more capital and land is onboarded, the value of the securities token increases; as the company's profits grow we are able to increase our buyback allocation, providing an exit opportunity

Ease of Liquidity

Our structured buyback allows investors to exchange tokens for a percentage of allocated profits each year, or trade on secondary markets

FINANCIAL PROJECTIONS

A secure investment in our future.

	2022	2023	2024
Total Members (Not all members are residents)	1,155	3,019	8,761
Total Revenue	$76,320	$1,190,000	$8,460,000
Cost of Goods Sold	$25,190	$381,160	$2,090,000
Gross Profit	$51,130	$811,390	$6,370,000
Operating Expenses	$718,600	$2,160,000	$6,220,000
EBITDA	($667,470)	($1,350,000)	$144,090
Net Income	($667,470)	($1,350,000)	$26,640



$9M
$6M
$3M
2022
2023
2024
Revenue
Expenses
Profit



DEFENSIBILITY

Success is measured by the **quality of life** of our members.

Breakthrough Innovations

Our innovative business model provides members equity in a growing portfolio of real estate assets

Ethical Advantage

Sharing our success with our members inherently creates brand evangelists and increases retention

Network Effects

Clusters of tribes within a larger network increases the value of the entire ecosystem exponentially

Industry Leaders

Experts in architecture, real estate development, regenerative systems and experience design



TRACTION

A journey of a thousand miles begins with a single step.

Land Investment

$1,000,000 pre-committed in land investment

Capital Investment

Over $400,000 pre-committed in seed capital

Membership

200+ passive registrations on the waitlist

Prototype

Successfully prototyped a Coherence Experience with over 20 people in Guatemala and Ecuador

OUR LEGACY

Cohere is the **foundation** through which an **ecosystem** of **regenerative communities** living in **accordance with nature, in harmony with one another** and in **reverence to all life** will emerge.


Welcome to the evolution of home.
Why own one home, when you can have many — without a mortgage or the maintenance

cohere



Dakotah Joseph Apostolou, CEO
dakotah@cohere.network

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding Cohere's (the "Company") future results of operations and financial position, including financial targets, business strategy, plans and objectives for future operations, are forward-looking statements. The Company has based these forward-looking statements largely on its current estimates of its financial results and its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs as of the date of this presentation. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time.

It is not possible for Company management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in the Company's expectations.